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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INLAND LAND APPRECIATION FUND II, L.P.
(Name of Subject Company)

INLAND LAND APPRECIATION FUND II, L.P.
(Names of Persons Filing Statement)

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin
Inland Land Appreciation Fund II, L.P.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601
(312) 527-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and address.    The name of the subject company is Inland Land Appreciation Fund II, L.P., a Delaware limited partnership (the "Partnership"). The address and telephone number of the Partnership's principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523, (630) 218-8000.

        Securities.    The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this "Schedule 14D-9") relates is limited partnership units of the Partnership ("Units"). As of June 30, 2005, there were 50,068 Units outstanding.

Item 2.    Identity and Background of Filing Person.

        Name and address.    This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Inland Real Estate Investment Corporation ("IREIC"). The business address and telephone number of the Partnership is set forth above in Item 1 of this Schedule 14D-9.

        Tender Offer.    This Schedule 14D-9 relates to the tender offer by MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MPF-NY 2005, LLC; Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MP Falcon Growth Fund 2, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; Moraga Gold, LLC; MPF Flagship Fund II, LLC; and MacKenzie Patterson Fuller, Inc. (collectively the "Offerors") to purchase up to 3,503 Units at a purchase price of $700.00 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated August 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the "Offer") included as exhibits to a Schedule TO, as amended, filed by the Offerors with the Securities and Exchange Commission ("SEC") on August 23, 2005 (the "Schedule TO"). The Schedule TO states that the business address of the Offerors is c/o MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        To the best knowledge of the Partnership, the Partnership is unaware of any agreement, arrangement or understanding or any actual or potential conflict of interest between the Partnership or any of its affiliates and the Offerors, their executive officers, directors or affiliates. The following describes the nature of any agreement, arrangement or understanding and any actual or potential conflict of interest between the Partnership and any of its affiliates, including the executive officers, directors and affiliates of IREIC:

Resolution of Conflicting Opportunities

        IREIC and its affiliates have sponsored, and may in the future sponsor, both publicly and privately offered real estate partnerships that may have investment objectives identical or very similar to those of the Partnership. IREIC and its affiliates could, therefore, be subject to conflicts of interest between the Partnership and other programs in connection with the acquisition or sale of land parcels. To the extent possible, the resolution of conflicting investment opportunities between the Partnership and other investment entities advised or managed by IREIC will, as a general rule, be resolved by giving priority to the partnership or entity having uninvested funds for the longest period of time. Other factors that may be considered in connection with the decisions as to the suitability of the property for investment include: (i) the effect of the acquisition on the diversification of each entity's portfolio; (ii) the amount of funds available for investment; (iii) cash flow; and (iv) the estimated income tax effects of the purchase and subsequent disposition.

        The Partnership believes that the aforementioned factors, together with the obligation of IREIC and its affiliates to present to the Partnership any investment opportunity that could be suitable for the

Partnership, will help to lessen the competition or conflicts with respect to the purchase of properties by other partnerships and the Partnership.

IREIC's Recommendations—Conflicts of Interest Regarding Receipt of Fees and Commissions

        IREIC or its affiliates receive, directly or indirectly, acquisition fees from the Partnership for services and advice in connection with the identification, selection, evaluation, investigation, negotiation and acquisition of the Partnership's investments in real property. At a minimum, all arrangements with IREIC and its affiliates must satisfy the following criteria: (i) the compensation, price or fee is comparable and competitive with the compensation, price or fee of any other person who is rendering comparable services or selling or leasing comparable goods that could reasonably be made available to the Partnership, is on competitive terms and is paid in compliance with the foregoing; (ii) the fees and other terms of the contract are fully disclosed; (iii) IREIC or its affiliates previously have been engaged in the business of rendering such services or selling or leasing such goods, independently of the Partnership and as an ordinary and ongoing business; and (iv) all services or goods for which IREIC or its affiliates will be compensated are embodied in a written contract that precisely describes the services to be rendered and all compensation to be paid, which contract may be modified only by a vote of the majority of the limited partners of the Partnership. All contracts generally contain a clause allowing termination without penalty on sixty (60) days notice. No affiliate of IREIC, however, is given an exclusive right to receive a real estate brokerage commission in connection with the sale of any of the Partnership's properties.

        Also, IREIC has certain varying interests in net sale proceeds and profits and losses of the Partnership that could be affected by IREIC's decisions with respect to the timing of the sale of land parcels or subdivisions thereof, the establishment and maintenance of reasonable reserves, the timing of expenditures and other matters. Additionally, IREIC has discretion with respect to decisions relating to these transactions and, therefore, IREIC may have a conflict of interest with respect to these determinations.

        IREIC and its affiliates are reimbursed for certain expenses paid by them with respect to the operation of the Partnership. The amount of any reimbursement, however, may not exceed the aggregate amount of the expense paid. Because reimbursements relate to costs over which IREIC may exercise control, IREIC may be subject to a conflict of interest with respect to its decision to incur these expenses. To minimize the potential for conflicts of interest, each material decision made by IREIC and its affiliates is made in a manner consistent with the general fiduciary obligations owed to the Partnership and the limited partners by IREIC and its affiliates.

Competition for Management Services

        IREIC or its affiliates receive property management fees as compensation for overseeing the leasing of the Partnership's land and determining the optimum time for selling the Partnership's land. IREIC and its affiliates also provide management services to persons other than the Partnership (including four public and over 260 private real estate partnerships). Accordingly, the Partnership may compete with these entities for the management services provided by IREIC and its affiliates. However, IREIC believes that it has adequate staff to provide management services to all of its customers, including the Partnership.

Tax Conflicts

        Situations may arise in which IREIC as tax matters partner of the Partnership may be required to act on behalf of the Partnership in administrative and judicial proceedings involving the Internal Revenue Service or other regulatory or enforcement authorities. These proceedings may involve or affect other partnerships for which IREIC or one of its affiliates acts as general partner. In these

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situations, the positions taken by IREIC may have differing effects on the Partnership and on these other partnerships. Any decisions made by IREIC with respect to such matters will be made in good faith consistent with IREIC's fiduciary duties both to the Partnership and the limited partners and to any other partnership for which it or an affiliate may be acting as a general partner.

Conflicts Regarding Legal Services

        Shefsky & Froelich Ltd. acts as counsel to IREIC and the Partnership and has rendered legal services with respect to Partnership matters. Shefsky & Froelich Ltd. may in the future act as counsel to IREIC and its affiliates and other partnerships sponsored by IREIC and its affiliates. Should a dispute arise involving the Partnership and any other partnerships sponsored by IREIC and its affiliates, IREIC will cause the Partnership to retain separate legal counsel.

Item 4.    The Solicitation or Recommendation.

        Solicitation or recommendation.    IREIC, as the general partner of the Partnership, recommends that all holders of Units reject the Offer and not tender their Units pursuant to the Offer.

        Reasons.    IREIC believes that holders of Units should consider the following information when evaluating whether to tender their Units pursuant to the Offer:

  •
  IREIC believes that the long term value of each Unit is greater than the amount offered by the Offerors.

  •
  The offer price of $700.00 per Unit is less than the Partnership's estimated 2004 ERISA value of $800.00 per Unit. The estimated ERISA value is based upon the average appraised value of the land owned by the Partnership, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted for sales since the date of the appraisal. There is no guarantee, however, that the ERISA value will be achieved.

  •
  The offer price of $700.00 per Unit will be reduced by the amount of distributions declared or paid by the Partnership between August 23, 2005 and October 4, 2005, or later if the Offerors extend the Offer.

  •
  The Partnership has contracts pending or has accepted offers on the sale of over 600 acres. Provided contingencies are met and the buyers perform, the closings of certain of these sale transactions are expected to occur during the third and fourth quarters of 2005, which IREIC expects would result in additional distributions to the Partnership's limited partners. The Partnership has sold approximately 3,208 of its original 4,530 acres.

  •
  Pre-development activities, such as rezoning, annexation and land planning, are currently underway on hundreds of acres owned by the Partnership, which IREIC believes will increase the value of the land.

        Intent to tender.    After reasonable inquiry and to the best knowledge of the Partnership, neither IREIC nor any of its executive officers, directors, affiliates or subsidiaries intends to tender or sell Units beneficially owned by them pursuant to the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Neither the Partnership nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to the holders of Units on its behalf with respect to the Offer.

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Item 6.    Interest in Securities of the Subject Company.

        During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership, IREIC or its executive officers, directors and affiliates.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Partnership is not engaged in or undertaking any negotiations in response to the Offer.

Item 8.    Additional Information.

        Exhibits.    The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure.

        Forward-Looking Statements.    Certain statements in this Schedule 14D-9 constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." These forward-looking statements involve known and unknown risks and uncertainties that may cause the Partnership's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things, the ability to obtain annexation and zoning approvals required to develop the Partnership's properties; the approval of local governing bodies to develop the Partnership's properties; successful lobbying of local "no growth" or limited development homeowner groups; adverse changes in real estate, financing and general economic or local conditions; eminent domain proceedings; changes in the environmental conditions or changes in the environmental positions of governmental bodies; and potential conflicts of interest between the Partnership and its affiliates, including IREIC. For a more complete discussion of these risks and uncertainties, see the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005. The Partnership disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.    Exhibits.

Exhibit	Description
(a)(1)	Letter to holders of Units of the Partnership, dated September 6, 2005*
(e)	None
(g)	None

*
Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Units of the Partnership.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2005

INLAND LAND APPRECIATION FUND II, L.P.
By:	INLAND REAL ESTATE INVESTMENT CORPORATION
Its:	General Partner
	By:	/s/ BRENDA G. GUJRAL
	Name:	Brenda G. Gujral
	Title:	President

EXHIBIT INDEX

Exhibit	Description
99.1	Letter to holders of Units of the Partnership, dated September 6, 2005

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SIGNATURE
EXHIBIT INDEX